November 4, 2015

VIA EDGAR

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Sotherly Hotels Inc.
Sotherly Hotels LP
Form 10-K for the fiscal year ended December 31, 2014
Filed April 14, 2015
File No. 001-32379 (Sotherly Hotels Inc.)
File No. 001-36091 (Sotherly Hotels LP)

Dear Mr. Telewicz,

In connection with the above-captioned Form 10-K (the “Form 10-K”) of Sotherly Hotels Inc. and Sotherly Hotels LP (together, the “Company”, “we”, “us” and “our”), we set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated October 21, 2015 (the “Comment Letter”), relating to the Form 10-K.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.  Page numbers included in our responses refer to pages in the Form 10-K.

Form 10_K for the fiscal year ended December 31, 2014

Item 5.  Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 41

1.	Please explain to us how you have complied with the requirement to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that the omission of the tax status of distributions per common share in Sotherly Hotels Inc. pursuant to Rule 3-15(c) of Regulation S-X was inadvertent.  Distributions for the fiscal years ended December 2012, 2013 and 2014 were 100.0% return of capital.

The Company is only able to calculate the tax status of distributions per common share in Sotherly Hotels Inc. on an annual fiscal/tax year basis.  In its future Form 10-K reports, commencing with its Annual Report on Form 10-K for the year ending December 31, 2015, the Company will also provide the tax status of distributions in the Notes to Consolidated Financial Statements pursuant to Rule 3-15(c) of Regulation S-X.

Consolidated Statements of Operations, page F-5

2.	Please tell us the facts and circumstances that lead you to record a gain on involuntary conversion of asset during 2014.

RESPONSE:  On August 17, 2014, the Company’s hotel in Wilmington, North Carolina experienced a severe electrical surge during an electrical storm that resulted in irreparable damage to one of two principal rooftop HVAC units for the building.  The Company subsequently filed an insurance claim and received proceeds of $169,151 for the fully depreciated unit.

Pursuant to the guidance in ASC 605-40 and ASC 225-20, the Company recorded the gain resulting from the involuntary conversion and capitalized the cost of the replacement HVAC unit.

Schedule III – Real Estate and Accumulated Depreciation, page F-41

3.

Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost of your real estate assets for Federal income tax purposes.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that the omission of the aggregate cost of our real estate assets for federal income tax purposes pursuant to footnote 6 of Rule 12-28 of Regulation S-X was inadvertent.  The aggregate cost (in thousands) of our real estate tax assets for federal income tax purposes was $295,890 compared to an aggregate cost for GAAP purposes of $294,827.

In its future Form 10-K reports, commencing with its Annual Report on Form 10-K for the year ending December 31, 2015, the Company will provide the aggregate cost of our real estate assets for federal income tax purposes in accordance with footnote 6 to Rule 12-28 of Regulation S-X.

*     *     *

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned by phone at (757) 229-5648, by facsimile transmission at 757-564-8801 or by e-mail at tonydomalski@sotherlyhotels.com.

Very truly yours,
/s/ Anthony E. Domalski
Anthony E. Domalski Chief Financial Officer

cc:	Andrew M. Sims David R. Folsom Sotherly Hotels Inc. Sotherly Hotels LP Thomas J. Egan, Jr., Esq. Baker & McKenzie LLP